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                                                                 EXHIBIT 99.A.20


Contact: Investor Relations
         Robert Jaffe
         Pondel/Wilkison Group
         (310) 207-9300 ext. 210




               TENDER OFFER PERIOD EXTENDED FOR HERBALIFE BUY-OUT


LOS ANGELES--(BUSINESS WIRE)--March 9, 2000--Herbalife International Inc. (Nasdaq:HERBA - news; Nasdaq:HERBB - news) reported today that MH Millennium Acquisition Corp., an entity controlled and beneficially owned by Mark Hughes, the founder, chairman, president and chief executive officer of Herbalife, has extended the expiration of its previously announced tender offer to 5 p.m., New York City time, on Friday, March 31, 2000.

Hughes indicated that he and his advisors continue to address the financing of the transaction. He indicated that difficult conditions in the credit markets, in particular the high yield financing market, have delayed, and may require a restructuring of, the planned financing. Hughes and his advisors are still evaluating the timing and structure of the financing in light of these market conditions. Hughes noted that there can be no assurance that appropriate financing for the transaction will be obtained.

Herbalife noted that under the terms of the agreement governing the buy-out transaction, Hughes is entitled to further extend the tender offer. However, Herbalife's board may elect to terminate the agreement in the event that both the tender offer and the merger have not been completed by March 31, 2000.

Consequently, Hughes has requested that the Special Committee agree to an amendment to the merger agreement to extend the March 31, 2000, date. There can be no assurance that the Special Committee will grant Hughes' request. As of the close of business on March 8, 2000, approximately 1,571,071 shares of Herbalife's Class A stock and 3,153,603 shares of Herbalife's Class B stock had been validly tendered and not withdrawn in response to the tender offer.

Herbalife International Inc. markets nutritional, weight-management and personal care products in 46 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the company.















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